EXHIBIT 1

ADAGE, INC.                         Summary:          Adage, Inc. (NASDAQ)
400 Willowbrook Lane                                  Improves profitability;
West Chester, PA 19382                                strengthens management.
(610) 430-3900 FAX 431-9636
                                    Company Contact:
                                                      Donald F.U. Goebert
                                                      Chairman & President
                                                      Adage, Inc.
                                                      (610) 430-3900

FOR IMMEDIATE RELEASE:

         WEST CHESTER, PENNSYLVANIA, August 19, 1996 -- ADAGE, INC. (NASDAQ:ADGE), today announced improved profitability for the second quarter and six-months periods which ended June 30, 1996.

         Net income for the second quarter increased to $75,000 or $.01 per share compared to a loss from continuing operations of ($47,000) or ($.01) per share for the same quarter in the prior year. For the first half, net income grew to $277,000 or $.05 per share, as compared to a loss from continuing operations for the first half of 1995 of ($301,000) or ($.06) per share.

         This improved profitability was generated by the Company's wireless communications equipment subsidiary, RELM Communications, which accounts for over half of the Company's revenues. In addition to a first half sales increase of almost $800,000, RELM, as the result of increased manufacturing efficiencies, reduced its cost of sales by 2% when comparing the first half of 1996 to the first half of 1995.

         The Company is strongly committed to expanding its position in the wireless communication equipment market. RELM has recently announced the appointment of a Chief Scientist, John S. Gregory, whose mission is to maximize the technology transfers inherent in the Company's strategic


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alliances with Motorola, Tadiran Ltd. of Israel and Stanilite
Electronics of Australia, and to spearhead the Company's continued development of digital wireless communication equipment. RELM also is introducing new wireless communication products to complement its existing product line.
         Revenues for the second quarter and first half were $19,064,000 and $40,466,000 respectively, as compared to $22,606,000 and $42,873,000 for the same periods in 1995. These revenue shortfalls were largely the result of both decreased volume and price reductions at Ft. Orange Paper, the Company's paperboard manufacturing subsidiary. However, raw material cost reductions kept pace with these declines, largely offsetting their imparts on profitability.
         Adage, Inc. is a producer of wireless communications and electronics products and also has interest in paperboard manufacturing.


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                                   ADAGE, INC.

                          Condensed Financial Statement

                                   (Unaudited)

                     ($000 Omitted - Except Per Share Data)



                                          2ND QUARTER ENDED
                                              June 30,
                                        1996             1995
                                      -------          -------
Sales                                 $19,064          $22,606
                                      =======          =======
Cost of Sales                         $14,790          $18,298
                                      =======          =======
Net Income (Loss) from
 Continuing Operations                $    75          $   (47)
                                      =======          =======
Net Income                            $    75          $   402
                                      =======          =======
Per Share
 Continuing Operations                $   .01          $  (.01)
 Discontinued Operations              $    --          $   .09
                                      -------          -------
 Net Income                           $   .01          $   .08
                                      =======          =======
Weighted Average Common
 Shares Outstanding                 5,123,445        5,098,595
                                    =========      ===========



                                         SIX MONTHS  ENDED
                                              June 30,
                                        1996             1995
                                      -------          -------
Sales                                 $40,466          $42,873
                                      =======          =======
Cost of Sales                         $31,261          $34,705
                                      =======          =======
Net Income (Loss) from
 Continuing Operations                $   277          $  (301)
                                      =======          =======
Net Income                            $   277          $   524
                                      =======          =======
Per Share
 Continuing Operations                $   .05          $  (.06)
 Discontinued Operations              $     -          $   .16
                                      -------          -------
 Net Income                           $   .05          $   .10
                                      =======          =======
Weighted Average Common
 Shares Outstanding                 5,123,445        5,098,595
                                    =========        =========


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